Exhibit 99.1

company statement

29 June 2006	For media enquiries please contact Cameron Hamilton on Tel: 61 2 8274 5304 or Mob: 0425 344 688. For analyst enquiries please contact Steve Ashe on Tel: 61 2 8274 5246 or Mob: 0408 164 011
ATO decision on James Hardie contributions to the
Special Purpose Fund
The Australian Taxation Office (ATO) today advised that James Hardie’s contributions to the Special Purpose Fund (SPF) would be tax deductible over the anticipated life of the arrangements in accordance with the recent “blackhole expenditure” legislation which was enacted in April this year.
The SPF was established under the Final Funding Agreement (FFA) which was entered into by James Hardie and the NSW Government on 1 December 2005 to make asbestos compensation payments to Australians injured by products made by former subsidiaries of James Hardie.
James Hardie CEO Louis Gries said, “While James Hardie welcomes the ATO’s decision that the company’s contributions to the SPF comply with the blackhole expenditure legislation, the ATO decision announced last week that it refuses to endorse the SPF as a charity continues to place the FFA in doubt.”
It is James Hardie’s understanding that the SPF not being a tax exempt charity means it would be subject to tax at the top personal marginal rate (45% for 2007) on:
•	The income it earns on its investment activities (at any one time, the SPF will have between two and three years of compensation funding invested, as James Hardie effectively pays three years of claims in advance, subject to the cash flow cap); and possibly

•	The contributions it receives from James Hardie, which, based on the KPMG Actuaries’ valuation of the asbestos liabilities as at 31 March 2006 of A$3.1 billion, could result in tax payments of A$1.4 billion over the life of the fund.
“If James Hardie contributions are at the cash flow cap, taxing the SPF would reduce the amount of funding available to pay asbestos claimants and undermine the capacity of James Hardie to fund the contributions over the 40+ year life of the fund,” said Mr Gries.
The parties to the Heads of Agreement, which was signed in December 2004 and which set out the key principles on which the FFA was negotiated, agreed that the SPF’s exemption from Australian income tax was critical to the long term viability and affordability of the compensation fund for asbestos claimants. The ATO’s endorsement is necessary to achieve that exemption, and was therefore a condition precedent to the implementation of the FFA, to which the SPF has subsequently become a party.
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The primary activity of the SPF is to make compensation payments, over a period of 40 years and potentially much longer, to Australian asbestos claimants who would otherwise be left with unpaid claims against current subsidiaries of the Medical Research and Compensation Foundation and the former holding company of the James Hardie Group (ABN 60). The Foundation has indicated it expects the current funding available to meet such claims to be exhausted around the end of this calendar year.
In anticipation of implementing the FFA, the SPF was established in April 2006, and James Hardie recorded a net provision for the estimated future asbestos-related compensation payments of US$715.6 million in its full-year accounts at 31 March 2006. However, implementation of the FFA is subject to conditions precedent, including the SPF being recognised as a tax exempt charity.
“The SPF has received legal advice that the SPF is a charitable fund. James Hardie is committed to establishing a fund to compensate Australian asbestos injury claimants. However, in the absence of Federal legislation that would allow the SPF to be recognised as a tax exempt charity, the FFA signed in December 2005 is in doubt. James Hardie will continue to discuss this development with stakeholders, including the NSW Government, the ACTU and asbestos support groups, as well as the Federal Government,” said Mr Gries.
In order to give James Hardie and the NSW Government time to assess possible options, James Hardie and the NSW Government have agreed to extend the deadline under the FFA to satisfy certain conditions precedent from 30 June 2006 to 31 July 2006.
END
Media enquiries:
Cameron Hamilton
Telephone: 61 2 8274 5304
Mobile: 0425 344 688
Facsimile: 61 2 8274 5218
Analyst enquiries:
Steve Ashe
Vice President — Investor Relations
James Hardie Industries NV
Telephone: 61 2 8274 5246
Mobile: 0408 164 011
Email: steve.ashe@jameshardie.com.au
Facsimile: 61 2 8274 5218
www.jameshardie.com

Disclaimer
This Company Statement contains forward-looking statements. We may from time to time make forward-looking statements in our periodic reports filed with or furnished to the United States Securities and Exchange Commission on Forms 20-F and 6-K, in our annual reports to shareholders, in offering circulars and prospectuses, in media releases and other written materials and in oral statements made by our officers, directors or employees to analysts, institutional investors, representatives of the media and others. Examples of such forward-looking statements include:
•	projections of our operating results or financial condition;

•	statements regarding our plans, objectives or goals, including those relating to competition, acquisitions, dispositions and our products;

•	statements about our future economic performance;

•	statements about product or environmental liabilities; and

•	expectations about payments to a special purpose fund for the compensation of proven asbestos-related personal injury and death claims.
Words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should,” “aim” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.
Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors, some of which are discussed under “Risk Factors” in our Form 20-F, include but are not limited to: all matters relating to or arising out of the prior manufacture of products that contained asbestos by current and former James Hardie Group subsidiaries; compliance with and changes in tax laws and treatments; competition and product pricing in the markets in which we operate; the consequences of product failures or defects; exposure to environmental, asbestos or other legal proceedings; general economic and market conditions; the supply and cost of raw materials; the success of our research and development efforts; our reliance on a small number of product distributors; compliance with and changes in environmental and health and safety laws; risks of conducting business internationally; compliance with and changes in laws and regulations; foreign exchange risks; the successful implementation of new software systems; and the successful transition of our new senior management. We caution you that the foregoing list of factors is not exclusive and that other risks and uncertainties may cause actual results to differ materially from those in forward-looking statements. Forward-looking statements speak only as of the date they are made.
Released by James Hardie Industries NV; ARBN 097 829 895

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